 Exhibit 99.31

NOUVEAU MONDE GRAPHITE INC.

(the “Company”)

CERTIFICATE OF OFFICER

TO:	The Canadian Securities Regulatory Authorities

RE:	Abridging time pursuant to National Instrument 54 – 101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”)

I, Virginie Fortin, Legal Affairs Director and Corporate Secretary of the Company, hereby certify in my capacity as an officer of the Company, for and on behalf of the Company, and not in my personal capacity and without personal liability, that in connection with the annual general and special meeting (the “Meeting”) of shareholders of the Company to be held on August 27, 2020:

(a)	the Company has arranged to have proxy-related materials (as defined in the Instrument) for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of the Instrument;

(b)	the Company has arranged to have carried out all of the requirements of the Instrument in addition to those described in paragraph (a) above; and

(c)	the Company is relying upon Section 2.20 of the Instrument in connection with the abridgement of certain timing requirements prescribed by the Instrument.

DATED this 27th day of July, 2020

By:	(s) Virginie Fortin
Name:	Virginie Fortin
Position:	Legal Affairs Director and Corporate Secretary